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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             MYERS INDUSTRIES, INC.
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                                (Name of Issuer)



                                     COMMON
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                         (Title of Class of Securities)


                                    628464109
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                                 (CUSIP Number)


                                 KEVIN C. O'NEIL
   BROUSE MCDOWELL, 500 FIRST NATIONAL TOWER, AKRON, OH 44308, (330) 434-5207
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                                    Schedule 13D
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CUSIP No. 628464109                                            Page 2 of 4 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MARY S. MYERS
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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NUMBER OF             7.   SOLE VOTING POWER
 SHARES                    2,771,730
                      ----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                 193,814
                      ----------------------------------------------------------
  EACH                9.  SOLE DISPOSITIVE POWER
REPORTING                 2,771,730
                      ----------------------------------------------------------
PERSON WITH           10.SHARED DISPOSITIVE POWER
                          193,814
                      ----------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,965,544
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.16%
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14.      TYPE OF REPORTING PERSON
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    Schedule 13D
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CUSIP No. 628464109
                                                               Page 3 of 4 Pages
ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Shares") of Myers Industries, Inc. ("Myers"), an Ohio corporation. The address of Myers' principal business office is 1293 South Main Street, Akron, Ohio 44301.

ITEM 2.  IDENTITY AND BACKGROUND.

     Mary S. Myers' address is 173 Hampshire Road, Akron, Ohio 44313. Mrs. Myers is a private individual, and widow of the former founder of Myers. During the last five years, Mrs. Myers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Myers is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mrs. Myers has acquired her shares in Myers by gift and through acquisitions using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     Myers was founded in 1933 by Mrs. Myers' husband and certain other persons and became a public company in 1971. All of the shares purchased and/or owned by Mrs. Myers were acquired by gift or purchase, and are held primarily for investment. Mrs. Myers may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Myers for investment, or dispose of shares of Myers.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Mrs. Myers beneficially owns an aggregate of 2,965,544 shares of Myers common stock, constituting 16.16% of the number of shares of such common stock outstanding as of February 1, 1999. The shares are held in Mrs. Myers' revocable trust and in MSM & Associates Limited Partnership.

     During the last 60 days, Mrs. Myers has not acquired any shares of Myers' common stock.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the Mrs. Myers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than described in this Schedule 13D above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Myers and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Myers common stock beneficially owned by Mrs. Myers is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None







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                                                                    Schedule 13D
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CUSIP No. 628464109
                                                               Page 4 of 4 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 16, 1999
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                                                               (Date)


                                                    /s/ Mary S. Myers
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                                                       (Signature)